

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

October 20, 2009

Mr. Darren Glick
Chief Executive Officer
Genesis Group Holdings, Inc.
1 University Place, Suite #12-C
New York, NY 10003

>   **RE: Genesis Group Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed April 17, 2009**
>   **File No. 0-32037**

Dear Mr. Glick:

   We issued comments to Genesis Group Holdings, Inc. on the above captioned filing on August 27, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 3, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by November 3, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief